-------------------------------
                                                           OMB APPROVAL
                                                 -------------------------------
                                                  OMB Number:         3235-0145
                                                  Expires:    December 31, 2005
                                                  Estimated average burden
                                                  hours per response.........11
                                                 -------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILES
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
          ------------------------------------------------------------
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 4)*


                              VI Technologies, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                    917920100
          ------------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2003
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  VI Technologies, Inc.                              CUSIP NO.: 917920100

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, L.L.C.)

          13-3986302
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
                         5.  Sole Voting Power       1,824,470 (includes Options
                                                     to purchase 23,000 Shares
                                                     of Common Stock)
  Number of Shares     ---------------------------------------------------------
  Beneficially Owned     6.  Shared Voting Power          Not applicable.
  by Each Reporting    ---------------------------------------------------------
  Person With:           7.  Sole Dispositive Power  1,824,470 (includes Options
                                                     to purchase 23,000 Shares
                                                     of Common Stock)
                       ---------------------------------------------------------
                         8.  Shared Dispositive Power     Not applicable.
--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned        1,824,470 (includes Options
          by Each Reporting Person                   to purchase 23,000 Shares
                                                     of Common Stock)
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)      8%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
     OO
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  VI Technologies, Inc.                              CUSIP NO.: 917920100


Preliminary: The information contained in this Schedule 13G has been amended to reflect a change in the controlling persons of the Reporting Person and to reflect the grant of Options to purchase 23,000 Shares of Common Stock.

ITEM 1.

              (a)    NAME OF ISSUER:

                     VI Technologies, Inc.

              (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     155 Duryea Road
                     Melville, NY 11747

ITEM 2.

              (a)    NAME OF PERSON FILING:

                     J.P. Morgan Partners (23A SBIC), LLC

                     Supplemental information relating to the ownership and control of the person filing this statement is included in
                     Exhibit 2(a) attached hereto.

              (b)    ADDRESS  OF   PRINCIPAL   BUSINESS   OFFICE  OR,  IF  NONE,
                     RESIDENCE:

                     1221 Avenue of the Americas
                     New York, New York  10020

              (c)    CITIZENSHIP:

                     Delaware

              (d)    TITLE OF CLASS OF SECURITIES (OF ISSUER):

                     Common Stock

              (e)    CUSIP NUMBER:

                     917920100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.  OWNERSHIP

              (a)    AMOUNT BENEFICIALLY OWNED:

                     1,824,470 (includes Options to purchase 23,000 shares of Common Stock)

              (b)    PERCENT OF CLASS:

                     8% (as of December 31, 2002)




SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  VI Technologies, Inc.                              CUSIP NO.: 917920100


              (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                     (i)    1,824,470   (includes  Options  to  purchase  23,000
                            Shares of Common Stock)

                     (ii)   Not applicable.

                     (iii)  1,824,470   (includes  Options  to  purchase  23,000
                            Shares of Common Stock)

                     (iv)   Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10.  CERTIFICATION

              Not applicable.




SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  VI Technologies, Inc.                              CUSIP NO.: 917920100


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2003

                               J.P. MORGAN PARTNERS (23A SBIC), LLC


                               By: J.P. Morgan Partners (23A SBIC Manager), Inc.
                                   its Managing Member



                               By:  /s/ Jeffrey C. Walker
                                    --------------------------------------------
                                    Name:  Jeffrey C. Walker
                                    Title: President






SEC 1745 (3-98)